SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

 Publicly-held Company

CVM Registration No. 1431-1

 US SEC Registration (CUSIP) No. 20441B407 - Preferred Class B

US SEC Registration (CUSIP) No. 20441B308 - Common

LATIBEX Registration No. 29922 - Preferred Class B

NOTICE TO SHAREHOLDERS

According to the resolution passed by the 65th Annual Shareholders' Meeting, held on April 28, 2020, part of the profit distribution regarding the 2019 financial year, amounting to R$ 643,000,000.00, will be paid out as interest on shareholders' equity (JCP), instead of dividends. Thus, Copel's Board of Directors decided, in its 203rd Ordinary Meeting, held on June 17, 2020, to pay the amount mentioned above in two installments, as follows:

Note: The payment in installments refers to the Notice to Shareholders issued on December 5, 2019, which sets the record date on December 23, 2019, and the ex-dividend date on December 26, 2019.

The amounts will be paid by wire transfer to shareholders' bank account (according to shareholder's registration data). Therefore, shareholders must keep their banking data updated with the securities brokerage firm where they have custody of their shares. Investors with securities under Copel's direct custody must update their data through the e-mail acionistas@copel.com.

For additional information, please contact the Shareholders' Department through the e-mail acionistas@copel.com or our depositary bank abroad, The Bank of New York Mellon through the e-mail cassandra.miranda@bnymellon.com.

Curitiba, June 17, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.